EXHIBIT 4.33

2 September, 2002

Converium AG

MDU Investments Limited

PUT OPTION AGREEMENT relating to preference shares in MDU Investments Limited

THIS PUT OPTION AGREEMENT is made on 2 September 2002

BETWEEN:

(1)	MDU Investments Limited, whose registered office is at 230 Blackfriars Road, London SE1 8PJ, England (MDUI);

(2)	Converium AG, whose registered office is at General Guisan-Quai 26, 8022 Zurich, Switzerland (Converium) and

(3)	The Medical Defence Union Limited, whose registered office is at 230 Blackfriars Road, London SE1 8PJ, England.

WHEREAS:

(A)     MDUI is a private limited company with an authorised share capital of one hundred pounds (£100) comprising one hundred (100) shares of one pound (£1) each.

(B)     Converium has agreed to grant MDUI an option to require Converium (or a person nominated by Converium) to subscribe for up to twenty million Preference Shares to be created by MDUI at their nominal value of one pound (£1) each on the terms of this Agreement.

IT IS AGREED as follows:

1.	INTERPRETATION

Definitions

1.1     In this Agreement, the following expressions shall have the following meanings:

Balance Sheet has the meaning given to it in clause 6;

Bank Account has the meaning given to it in clause 6;

Borrowings has the meaning given to it in clause 8;

Business Day means a day (other than a Saturday or Sunday) on which banks generally are open in London and Zurich for a full range of business;

Completion means completion of an issue of Option Shares in accordance with clause 5;

Conditions Precedent means the conditions set out in clause 6.4;

Deutsche Cash and Money Markets Fund means the fund of that name (or any replacement name from time to time) managed by Deutsche Bank;

Group means, in relation to MDUI or any other company, that company and its Subsidiaries for the time being;

Low Risk Rate means the five year average rate of interest of sterling denominated UK Government securities with an original maturity of five years;

MDUIL means MDU Insurance Limited;

Option Notice means a notice given in accordance with clause 3;

Option Period means the period beginning on the date of this Agreement and ending on 1 January 2009;

Option Price has the meaning given to it in clause 4;

Option Shares means twenty million (20,000,000) Preference Shares;

parties means Converium and MDUI (and party shall be construed accordingly);

Permitted Borrowings has the meaning given to it in clause 8;

Preference Dividend means the dividend (which may be at different rates for different series of Preference Shares) attaching to the Preference Shares;

Preference Shares means the cumulative redeemable preference shares of one pound (£1) each to be created in the capital of MDUI which shall have the rights set out in Schedule 2 to this Agreement and which may be issued in more than one series;

Put Option has the meaning given to it in clause 2;

Risk Payment has the meaning given to it in clause 9;

Security Interest has the meaning given to it in clause 8;

Shareholders’ Agreement means the shareholders agreement relating to MDU Services Limited dated 10 December 2001 between Converium, The Medical Defence Union Limited, MDUIL and MDU Services Limited as amended by a deed of amendment dated the date of this Agreement;

Subscription Monies has the meaning given to it in clause 9;

Subsidiary means, in relation to an undertaking (the holding undertaking), any other undertaking in which the holding undertaking (or persons acting on its or their behalf) for the time being directly or indirectly holds or controls either:

(a)	a majority of the voting rights exercisable at general meetings of the members of that undertaking on all, or substantially all, matters; or

(b)	the right to appoint or remove directors having a majority of the voting rights exercisable at meetings of the board of directors of that undertaking on all, or substantially all, matters,

and any undertaking which is a Subsidiary of another undertaking shall also be a Subsidiary of any further undertaking of which that other is a Subsidiary; and Subsidiaries shall be construed accordingly; and

Trigger Event shall have the meaning given to it in clause 6.1.

1.2     In this Agreement, unless the context otherwise requires:

(a)	references to persons shall include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

(b)	the headings are inserted for convenience only and shall not affect the construction of the Agreement;

(c)	references to one gender shall include all genders;

(d)	any reference to an enactment is a reference to it as from time to time amended, consolidated or re-enacted (with or without modification) and includes all instruments or orders made under such enactment; and

(e)	references to documents in the agreed form are to such documents as agreed between the parties and initialled on behalf of each party.

1.3     The Schedules comprise schedules to this Agreement and form part of this Agreement.

2.	PUT OPTION

In consideration of the payment of £1, receipt of which is hereby acknowledged, Converium hereby grants to MDUI an option (the Put Option) to require Converium to subscribe for up to an aggregate of twenty million (20,000,000) Preference Shares on the terms of this Agreement. Converium may, at its absolute discretion, procure that a Subsidiary of Converium subscribes for the relevant Preference Shares in satisfaction of Converium’s obligations pursuant to this clause 2. The Put Option may be exercised in whole on one occasion or by several tranches of one million (1,000,000) Preference Share multiples.

3.	EXERCISE OF OPTION

3.1     The Put Option may be exercised by notice or notices in writing by MDUI given at any time during the Option Period when the Conditions Precedent have been satisfied and the Trigger Event applies but only to the extent necessary (rounded up to the nearest one million (1,000,000) Preference Shares) to ensure that the Trigger Event no longer applies.

3.2     The Put Option may only be exercised in respect of multiples of one million (1,000,000) of the Option Shares.

4.	OPTION PRICE

The price payable for the Option Shares under the Put Option (the Option Price) shall be one pound (£1) per Preference Share

5.	COMPLETION

5.1     Subject to the Conditions Precedent having been satisfied, completion of the subscription of the relevant Option Shares shall take place at MDUI’s registered office on the fifth Business Day following the receipt by Converium of an Option Notice.

5.2     The following events shall take place at Completion:

(a)	Converium shall cause the Option Price to be paid by banker’s draft made payable to MDUI or electronic funds transfer to the Bank Account or such other bank account in the UK in the name of MDUI as MDUI shall notify to Converium in the Option Notice;

(b)	MDUI shall deliver to Converium a copy of valid board and shareholders resolutions of MDUI (in each case certified by the company secretary of MDUI as being true and complete copies) approving the creation of the Preference Shares that are to be subscribed by Converium as required by clause 6.4 and making any necessary changes to the memorandum and articles of association of MDUI;

(c)	MDUI shall deliver to Converium a copy of a valid board resolution of MDUI resolving to issue the relevant Option Shares to Converium and valid resolutions of the shareholders of MDUI granting authority pursuant to section 80 of the Companies Act 1985 and Article 2(a) of MDUI’s articles of association for such issue and disapplying the statutory pre-emption rights pursuant to section 95 of the Companies Act 1985 in relation to such issue (in each case certified by the company secretary of MDUI as being true and complete copies);

(d)	MDUI shall deliver to Converium the share certificates relating to the relevant Option Shares; and

(e)	MDUI shall procure that Converium is entered in the register of members of MDUI as the holder of the relevant Option Shares.

6.	TRIGGER EVENT

6.1     Subject to Clause 6.2 the Trigger Event is the reduction of the consolidated net assets of The Medical Defence Union Limited and its Subsidiaries to below twenty million pounds sterling (£20,000,000).

6.2     The Trigger Event shall only apply if MDUI provides to Converium, with the Option Notice, a consolidated balance sheet (a Balance Sheet) (prepared in accordance with the accounting practices and principles used to prepare the audited consolidated accounts for The Medical Defence Union Limited’s Group for the previous accounting period of The Medical Defence Union Limited for which such accounts have been produced) showing that the condition in clause 6.1 has been satisfied and the Balance Sheet has been certified by the finance director of The Medical Defence Union Limited on behalf of The Medical Defence Union Limited (and without personal liability) as giving an accurate view of the consolidated net assets of The Medical Defence Union Limited and its Subsidiaries based on such accounting principles and practices.

6.3     MDUI shall procure that a copy of the audited annual consolidated accounts of The Medical Defence Union Limited and its Subsidiaries (including a confirmation from the auditors of The Medical Defence Union Limited that in their opinion the financial statements comprising the audited annual consolidated accounts of The Medical Defence Union Limited and its Subsidiaries give a true and fair view of the state of The Medical Defence Union Limited and its Subsidiaries’ affairs as at the date of such financial statements) for each year during which one or more Balance Sheet is issued is provided to Converium within fourteen (14) days of the completion of such accounts.

6.4     The Conditions Precedent are:

(a)	MDUI validly increasing its share capital by the creation of such number of Preference Shares as are to be subscribed by Converium pursuant to the Option Notice. The Preference Shares shall have the rights set out in Schedule 2 and shall be subject to no other obligations of any kind other than those applying to shareholders of MDUI in general as set out in the articles of association of MDUI in the agreed form. The rate of interest to be inserted in paragraph A.1 of Schedule 2 shall be the rate of interest equal to aggregate of (i) the Low Risk Rate on the date when the relevant Option Notice is served and (ii) 300 basis points. All Preference Shares, regardless of their interest rate, shall rank pari passu;

(b)	the valid transfer of the shares in MDUIL currently registered in the name of The Medical Defence Union Limited to MDUI on the terms set out in the draft share sale agreement in the agreed form and the valid transfer of the share in MDU Insurance Limited currently registered in the name of Dental Defence Union Limited to The Medical Defence Union Limited such that following such transfers MDUI and The Medical Defence Union Limited will together hold the entire issued share capital of MDU Insurance Limited;

(c)	MDUI opening a bank account in the name of MDUI with a UK resident bank (the Bank Account); and

(d)	MDU Insurance Limited entering into a negative covenant agreement in the agreed form.

7.	WARRANTIES

7.1     MDUI warrants to Converium that as at the date of this Agreement and as at any date when an Option Notice is served by MDUI:

(a)	MDUI has been duly incorporated and is validly existing under relevant law with full power and authority to execute and perform its obligations under this Agreement;

(b)	the execution, delivery and performance of this Agreement by MDUI has been duly authorised by MDUI and this Agreement constitutes a legal, valid and binding obligation of MDUI enforceable in accordance with its terms;

(c)	all corporate and other approvals, consents and authorisations required by the MDUI for the issue of the Option Shares will have been obtained and will be unconditional and in full force and effect when such shares are issued;

(d)	the Option Shares will have been duly authorised when such shares are issued and, when such shares are issued and delivered in accordance with the terms of this Agreement they will be validly issued in accordance with the law and regulations of England, fully paid and free from all liens, charges, encumbrances and other third party rights, and the existing shareholders of MDUI will have validly waived their pre-emption rights (if any) with respect to the Option Shares and no other person has any pre-emptive or other rights with respect to the Option Shares and there are no legal restrictions on the issue of the Option Shares under the laws of England or the constitutional documents of MDUI;

(e)	upon issue of any Option Shares to Converium or its nominated Subsidiary, Converium or that Subsidiary will become the sole legal and beneficial owner of such Option Shares;

(f)	the execution and delivery of this Agreement, the performance of its terms and the creation and issue of the Option Shares will not infringe any provision of applicable law or regulation, is not contrary to the provisions of the constitutional documents of MDUI and will not result in any breach of the terms of, or constitute a default under, any instrument, agreement or order to which MDUI is a party or by which it or its property is bound;

7.2     MDUI warrants to Converium that so far as MDUI or any of Mr Maurice Gallivan, Dr Michael Saunders or Dr Christine Tomkins are aware and save as disclosed in Schedule 1 to this Agreement, as at the date of this Agreement no member of The Medical Defence Union Limited’s Group (save for MDU Services Limited) is:

(a)	in material breach of the terms of, or in material default under, any instrument, agreement or order to which it is a party or by which it or its property is bound; or

(b)	a party to any litigation or arbitration proceedings relating to claims or amounts which are likely to have a material adverse effect on the condition (financial or other), prospects, results of operations or general affairs of The Medical Defence Union Limited’s Group taken as a whole or would materially and adversely affect the ability of the MDUI to perform its obligations under this Agreement.

7.3     For the purpose of clause 7.2(a) a breach or default will not be considered material unless such breach or default results in a claim (or series of connected claims) against or a cost to The Medical Defence Union Limited’s Group of one million pounds (£1,000,000) or more and claims or amounts referred to in 7.2(b) will not have a material adverse effect unless such claim or amount exceeds one million pounds (£1,000,000) or results in a cost to The Medical Defence Union Limited’s Group of one million pounds (£1,000,000) or more.

7.4     MDUI will not be liable in respect of any claim for breach of warranty unless MDUI receives notification of the claim on or before the date which falls one year after the later of: (a) the date on which twenty million (20,000,000) Preference Shares have been acquired by Converium or a Subsidiary nominated by it pursuant to this Agreement; and (b) 1 January 2009.

7.5     The total aggregate liability of MDUI in respect of any claim or claims for breach of warranty pursuant to this clause 7 will be limited to an amount equal to the aggregate of the nominal value of the Preference Shares held by Converium or any of its Subsidiaries at the time such claim is notified to MDUI together with all amounts outstanding pursuant to the terms of the Preference Shares at that time.

7.6     MDUI agrees to notify Converium to the extent it or any of Mr Maurice Gallivan, Dr Michael Saunders or Dr Christine Tomkins, becomes aware that there has been or is likely to be a breach of the warranties set out in this clause 7.

8.	NEGATIVE UNDERTAKINGS

8.1     MDUI undertakes with Converium that, from the date of this Agreement until the earlier of (i) the date on which the Preference Shares have been redeemed in full and all amounts due pursuant to the terms of the Preference Shares paid in full and; (ii) 1 January 2009 if no Preference Shares or Option Notice are then outstanding, without the written consent of Converium, it will not:

(a)	and will procure that no member of The Medical Defence Union Limited’s Group save for MDUIL will:

(i)	create or permit to subsist any Security Interest on the whole or any part of its present or future property, assets or revenues;

(ii)	sell or otherwise dispose of any of its assets on terms whereby such property or asset is or may be leased to or re-acquired or acquired by it or any other member of The Medical Defence Union Limited’s Group;

(iii)	sell or otherwise dispose of any of its receivables on recourse terms,

except for Permitted Security Interests and actions taken by MDU Services Limited and approved by a board resolution of that company in accordance with the Shareholders’ Agreement;

(b)	and will procure that no member of The Medical Defence Union Limited’s Group save for MDUIL will, either in a single transaction or in a series of transactions whether related or not and whether voluntarily or involuntarily, sell, transfer, lease or otherwise dispose of all or any a substantial part of their property or assets or any shares in MDUIL except that the following disposals shall not be taken into account:

(i)	disposals made with the prior consent of Converium including pursuant to clause 6.4(b);

(ii)	disposals of property or assets made in the ordinary course of business of the disposing entity;

(iii)	disposals of property or assets in exchange for other property or assets comparable as to type and value;

except for actions taken by MDU Services Limited and approved by a board resolution of that company in accordance with the Shareholders Agreement;

(c)	and will procure that no member of The Medical Defence Union Limited’s Group save for MDUIL will incur or have outstanding any Borrowings other than (i) Borrowings incurred solely for the purpose of redeeming or purchasing the Preference Shares; or (ii) Permitted Borrowings; or (iii) Borrowings by MDU Services Limited that are approved by a board resolution of that company in accordance with the Shareholders Agreement;

(d)	and will procure that no member of The Medical Defence Union Limited’s Group save for MDUIL will acquire any business (which for the avoidance of doubt does not include the shares in a dormant Subsidiary of The Medical Defence Union Limited held by The Medical Defence Union Limited or one of its Subsidiaries) other than an acquisition by MDU Services Limited with the agreement of the board of that company in accordance with the Shareholders Agreement;

(e)	enter into any amalgamation, merger or reconstruction;

(f)	and will procure that no member of The Medical Defence Union Limited’s Group save for MDUIL will incur any expenditure save in the ordinary course of business (save for expenditure by MDU Services Limited with the agreement of the board of that company in accordance with the Shareholders Agreement);

(g)	and will procure that no member of The Medical Defence Union Limited’s Group save for MDUIL will incur any Capital Expenditure in excess of an aggregate amount of £150,000 per annum (save for expenditure by MDU Services Limited with the agreement of the board of that company in accordance with the Shareholders’ Agreement);

(h)	and will procure that no other member of The Medical Defence Union Limited’s Group save for MDUIL will invest in any undertaking (as defined in the Companies Act 1985) or other entity save for: (i) an investment in an undertaking or entity that only carries out or will only carry out the business of providing professional indemnity cover on a discretionary basis, providing advice and assistance with medico-legal problems and claims related advice and assistance and risk management that The Medical Defence Union Limited’s Group and MDU Services Limited currently carries out; and (ii) provided that the undertaking or entity in which such investment is made becomes a Subsidiary of The Medical Defence Union Limited as a result of such investment.

Borrowings means and includes as at any date:

(a)	all moneys borrowed (with or without security);

(b)	the nominal amount of the issued share capital (other than equity share capital as defined by Section 744 of the Companies Act 1985) of any member of The Medical Defence Union Limited’s Group, which is not beneficially owned by another member of The Medical Defence Union Limited’s Group;

(c)	receivables sold, assigned or discounted;

(d)	the acquisition cost of any asset to the extent payable before or after the time of acquisition and possession by the party liable therefor where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

(e)	any obligation under any lease which is required to be capitalised under generally accepted accounting principles;

(f)	the net exposure (meaning the amount payable by the party liable thereunder on termination or closing out of such arrangements determined on a mark to market basis) of currency swap or interest swap, cap or collar transactions;

(g)	the principal amount raised by acceptances or under any acceptance credit opened on its behalf by a bank or accepting house;

(h)	the principal amount (including any fixed or minimum premium payable on final redemption or repayment) of any debentures (as defined by Section 744 of the Companies Act 1985);

(i)	any other transaction having the commercial effect of a borrowing (whether including money, commodities or other property); and

(j)	any guarantee, indemnity or similar assurance against the Borrowings of any person.

Capital Expenditure means any expenditure incurred (or committed to be incurred) which falls to be treated as capital expenditure in accordance with generally accepted accounting principles.

Permitted Borrowings means:

(a)	Borrowings pursuant to any bank facility granted to any member of The Medical Defence Union Limited’s Group prior to the date of this Agreement and advised in writing to Converium prior to the date of this Agreement;

(b)	any lease or hire or retention of title agreements or arrangements in respect of any office equipment in the ordinary course of business;

(c)	any borrowings from any other member of The Medical Defence Union Limited’s Group; and

(d)	subject to the limitations in clause 8.1(f), any lease of property occupied by any member of The Medical Defence Union Limited’s Group.

Permitted Security Interest means:

(a)	a lien or right of set-off arising in the normal course of business or by operation of law securing obligations not more than thirty days overdue;

(b)	any conditional sale or title retention arising under or pursuant to any contract for the purchase of goods in the normal course of business securing obligations not more than thirty days overdue;

(c)	any Security Interest created or permitted to subsist with the prior written consent of Converium;

(d)	any other Security Interests so long as the amount secured by all such Security Interests is not in excess of £250,000.

Security Interest means any mortgage, charge, pledge, lien, right of set-off, assignment by way of security, retention of title or any other security interest whatsoever or any other agreement or arrangement having the effect of conferring security, howsoever created or arising.

8.2     MDUI undertakes that, save for the changes to its articles of association required by clause 6.4, it will not change its articles of association or issue any shares which rank in priority to or pari passu with (in either case as to dividends, on a winding-up or otherwise) the Preference Shares without Converium’s prior written approval.

8.3     MDU undertakes that (save as envisaged under this Agreement) it shall not take any action that, so far as it is aware, will cause a liability to corporation tax to arise to MDUI as a result of the operation of section 179 of the Taxation of Chargeable Gains Act 1992.

9.	RISK PAYMENT

9.1     Any amounts (the Subscription Monies) paid by Converium or any Subsidiary of Converium for Preference Shares pursuant to this Agreement shall be invested in sterling denominated UK government securities or in units of the Deutsche Cash and Money Markets Fund save to the extent required by any member of The Medical Defence Union Limited’s Group for the purposes of its business.

9.2     If any Subscription Monies are not invested in sterling denominated UK government securities or the Deutsche Cash and Money Markets Fund, The Medical Defence Union Limited shall pay to Converium an amount equal to one and one half per cent per annum of the amount of the Subscription Monies not so invested (the Risk Payment).

9.3     The Risk Payment shall accrue on any Subscription Monies not invested in sterling denominated UK government securities or the Deutsche Cash and Money Markets Fund from (and including) the date when such Subscription Monies are not invested in sterling denominated UK government securities or the Deutsche Cash and Money Markets Fund until (but excluding) the date when the relevant Subscription Monies are reinvested in sterling denominated UK government securities or the Deutsche Cash and Money Markets Fund. The Risk Payment shall compound on an annual basis and shall be payable when the Preference Dividend in relation to the Preference Shares in respect of which the relevant Subscription Monies were received is payable (or, if earlier, is paid).

9.4     In addition to any amount payable pursuant to clauses 9.1 to 9.3 MDU shall pay to Converium at the time when the Preference Dividend in relation to any Preference Shares is payable (or, if earlier, paid) an amount equal to the difference between the amount of Preference Dividend payable and the amount that would have been payable had paragraph A.2 of Schedule 2 (and therefore the rights attaching to the Preference Shares) included the words “, shall compound on an annual basis” after the words “daily basis” in the first line.

10.	TERMINATION

This Agreement may be terminated with immediate effect:

(a)	by written agreement between the parties; or

(b)	by written notice from Converium to MDUI if:

(i)	there is any breach of the warranties set out in clause 7;

(ii)	there is any breach of the negative covenants set out in clause 8 which is not wholly remedied within 30 days;

(iii)	the Shortfall Reinsurance Contract between Zurich Insurance Company and MDU Insurance Limited dated 1 May 2000 or the Shareholders’ Agreement is terminated or is no longer valid.

11.	NON-ASSIGNMENT

11.1     Neither party may assign or transfer any of its rights or obligations under this Agreement in whole or in part.

12.	AMENDMENTS

12.1     This Agreement may be amended only by an instrument in writing signed by duly authorised representatives of each party.

13.	NOTICES

13.1     Any notice to be given by one party to the other under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. Any such notice may be served by delivering it by hand or sending it by pre-paid recorded delivery, special delivery or registered post to the address and for the attention of the relevant party set out in clause 13.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 13). Any notice so served by hand or post shall be deemed to have been duly given:

(a)	in the case of delivery by hand, when delivered;

(b)	in the case of prepaid recorded delivery, special delivery or registered post, on the date of delivery

PROVIDED that in each case where delivery by hand occurs after 6 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9 a.m. on the next following Business Day. References to time in this clause are to local time in the country of the addressee.

Address of notices

13.2     The addresses of the parties for the purpose of clause 13.1 are as follows:

(a)	Converium Address: General Guisan-Quai 26 8022 Zurich Switzerland For the attention of: Chris Bell

(b)	MDUI Address:

230 Blackfriars Road London SE1 8PJ United Kingdom For the attention of: The Company Secretary

(c)	The Medical Defence Union Limited Address: 230 Blackfriars Road London SE1 8PJ United Kingdom For the attention of: The Company Secretary

Change of notice details

13.3     A party may notify the other party to this Agreement of a change to its name, relevant addressee or address for the purposes of this clause 13, provided that such notice shall only be effective on:

(a)	the date specified on the notice as the date on which the change is to take place; or

(b)	if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date following five Business Days after notice of any change has been given.

14.	COUNTERPARTS

14.1     This Agreement may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

15.	NO RIGHTS UNDER CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

15.1     A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

16.	GOVERNING LAW

16.1     This agreement shall be governed by and construed in accordance with English law and the parties shall submit to the exclusive jurisdiction of the English courts.

AS WITNESS this agreement has been signed by the duly authorised representatives of the parties the day and year first before written.

SIGNED by CHRISTOPHER BELL	)	/s/	CHRISTOPHER BELL	/s/	ANDREW DEIGHTON
for and on behalf of	)
CONVERIUM AG	)				ANDREW DEIGHTON

SIGNED by ILLEGIBLE	)
for and on behalf of	)
MDU Investments Limited	)

SIGNED by ILLEGIBLE	)
for and on behalf of The	)
Medical Defence Union Limited	)

SCHEDULE 1

DISCLOSURE AGAINST THE WARRANTIES IN CLAUSE 7

Professor Spurrett

This is an action brought by the next friend of a minor (the plaintiff), in New South Wales, who, it is alleged, suffered brain damage at birth as a consequence of Professor Spurrett’s negligence. The estate of Professor Spurrett, the MDU’s member, now deceased, has retained lawyers in Sydney who have submitted a plea of plene administravit which, if successful, would mean that the liability the MDU would choose to accept would be limited to the value of the estate, about AUS$160,000.

The plaintiff has brought proceedings against the Wentworth Area Health Authority whose insurers, the GIO, have sought to issue and serve proceedings against and on the MDU in London. The GIO is seeking to establish that the MDU is estopped from denying an indemnity to the estate of Professor Spurrett. It has never explained, including at a recent hearing, the legal basis for this (not least how the GIO, rather than the member, could rely on an estoppel).

As a secondary matter the GIO seeks to rely on s6 of the Law Reform (Miscellaneous Provisions) Act in support of its claim to a statutory charge and its entitlement to enforce that charge, in respect of what this Act refers to as “insurance moneys” which are payable in respect of any liability. There are a number of grounds of opposition to this point, including the fact that the MDU is not an insurer, and that accordingly this Act has no application here.

These proceedings are currently the subject of an application by the MDU that they be struck out on the basis that there is no claim recognisable in law that the Health Authority can bring against the MDU and that, in any event, there are procedural obstacles to service of such a claim outside the jurisdiction.

That application was heard on 31 July 2002 and judgement has been reserved. Even if successful, the claim against Professor Spurrett’s estate continues and the MDU’s discretionary liability is the value of the claim should the plea of plene administravit fail.

The value of the plaintiff’s claim is between AUS$6m and AUS$8m.

Dr Barry

Dr Barry is seeking a declaration that he is entitled to be indemnified by the MDU in respect of any judgment, order for payment of damages and/or costs in a number of actions against him and that he is entitled to be indemnified for defence costs in respect of such actions. The actions are 44 civil claims where patients are claiming damages arising from allegations of inappropriate conduct by Dr Barry.

The underlying issues are the subject of criminal proceedings and the MDU’s view is that these claims are not as a result of his clinical practice. The MDU is not assisting Dr Barry with defence costs due to his complete lack of cooperation. Included also are disciplinary proceedings and judicial review proceedings being brought in respect of such disciplinary proceedings. In addition, Dr Barry is claiming aggravated/exemplary damages.

The cost to the MDU of defending this claim is estimated at £650,000 which includes an estimate of any costs which the MDU may have to pay on behalf of Dr Barry but does not include an estimate of amounts the MDU may be required to pay in the unlikely event that the MDU is required to assist Dr Barry.

SCHEDULE 2

PREFERENCE SHARE RIGHTS

The rights attaching to the Preference Shares are as follows:

Dividends

A.1     The holders of Preference Shares shall be entitled, in priority to the holders of any other class of share in the Company’s share capital, to receive out of the profits of the Company available for distribution (before any sum is transferred to reserves) a fixed cumulative preferential dividend (the Preference Dividend) at the rate of [     ] per cent. per annum (exclusive of any associated tax credit) on the nominal amount of each Preference Share held by them respectively.

A.2     The Preference Dividend shall accrue on a daily basis and shall be payable and immediately due as a debt from the Company (automatically and without any declaration or resolution of the Directors of the Company) when the relevant Preference Shares are redeemed or on 31 December 2011 (whichever is the earlier). The Preference Dividend shall be paid to the holders of the Preference Shares whose names appear on the register immediately before the relevant Preference Shares are redeemed. Any part of the Preference Dividend may be paid prior to the date on which it is payable without penalty. For the avoidance of doubt, if any part of the Preference Dividend is paid prior to the date on which it is payable, that part of the Preference Dividend shall cease to accrue from the date on which it is paid.

A.3     The Preference Dividend shall be payable in priority to the payment of any dividend on any other class of shares of the Company.

Capital

A.5     On a distribution of assets of the Company among its members on a winding up or other return of capital the holders of the Preference Shares shall be entitled, in priority to any holder of any other class of shares, to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Preference Share (including any share premium) and a sum equal to any arrears and accruals of the Preference Dividend (whether earned or declared or not) payable on such share calculated up to and including the date of the commencement of the winding up or (in any other case) the date of the return of capital.

Class consents

A.6     The written consent of the holders of three-quarters in nominal value of the issued Preference Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the Preference Shares is required:

A.6.1	if the special rights and privileges attaching to the Preference Shares are to be varied or abrogated or otherwise directly affected in any way;

A.6.2	if any shares or securities are to be created, allotted or issued by the Company which rank in priority to or equally with the Preference Shares (or any right to call for the allotment or issue of such shares or securities is to be granted by the Company).

A.7     All provisions of the Articles relating to general meetings of the Company shall apply mutatis mutandis to every general meeting of the holders of the Preference Shares.

Redemption

B.1	Subject to the Companies Act 1985, the Company shall:

B.1.1	have the right at any time to redeem any Preference Share (provided that it is credited as fully paid) by giving to the registered holder not less than 4 weeks and not more than 8 weeks written notice of its intention to do so (the Redemption Notice); and

B.1.2	in any event on 31 December 2011 redeem all of the Preference Shares which are still in issue at that date (and the Company shall serve a Redemption Notice in respect of all such shares not less than 2 weeks and not more than 4 weeks prior to 31 December 2011); and if, in accordance with the Companies Act 1985, the Preference Shares shall not on any such date be capable of being redeemed by the Company, such redemption shall be effected as soon as is possible after the Preference Shares shall have become capable of being redeemed.

B.2     The Redemption Notice must specify the number of Preference Shares to be redeemed, the amount payable on redemption and the time (Redemption Date) and place in England or Switzerland at which:

B.2.1	the share certificates in respect of the Preference Shares must delivered to the Company for cancellation; and

B.2.2	the Company shall pay to the registered holders of the Preference Shares to be redeemed by bankers draft or telegraphic transfer the amount per share set out in Article B.3 below and, if some but not all of the Preference Shares are being redeemed, shall issue such registered holders with a balance share certificate for the Preference Shares that are not redeemed and the holders of the Preference Shares to be redeemed shall be bound by the Redemption Notice.

B.3     The amount to be paid on redemption of each Preference Share shall equal the amount credited as paid up on it (including any share premium) together with all arrears or accruals of the Preference Dividend calculated up to and including the Redemption Date and in the case of a partial redemption proportionately in respect of each holding of Redeemable Preference Shares.

B.4     The Preference Dividend shall cease to accrue on any Preference Shares to be redeemed on the Redemption Date except on any share for which the Company has failed or refused to pay the redemption amount on due presentation of the certificate(s) (or an indemnity in a reasonably satisfactory form)

B.5     If any holder of a Preference Share to be redeemed fails or refuses to surrender the share certificate(s) or indemnity for such Preference Share (or fails or refuses to accept the redemption money payable in respect of it), the Company shall retain such money and hold it and the interest earned thereon on trust for such holder.

B.6     No Preference Share redeemed by the Company shall be capable of re-issue.

B.7     If at any time before redemption the Company by reason of a restriction arising under statute fails to redeem all of the Preference Shares due to be redeemed, without prejudice to any remedies open to the holders of the Preference Shares by reason of such failure (including the right to petition the Court for the winding up of the Company), the Company shall at such time redeem such of those Preference Shares as it is at liberty to redeem and shall redeem the remainder of such Preference Shares so soon thereafter as the Company is at liberty to do so.

Restrictions

C.1     So long as any Preference Share remains in issue and other than solely for the purpose of funding the redemption of the Preference Shares the Company shall be subject to the following restrictions unless it shall have obtained the consent in writing of the holders of three-quarters in nominal value of the Preference Shares then in issue:

C.1.1	the Company shall not authorise or create, or increase the amount of, any shares of any class or any securities convertible into any shares of any class ranking as regards participation in the profits or assets of the Company in priority to or pari passu with the Preference Shares or being in any circumstances redeemable in whole or in part on a date earlier than one day after the date when all the Preference Shares have been redeemed; and

C.1.2	the Company shall not reduce its share capital or any share premium account or capital redemption reserve and neither the Company nor any of its subsidiaries shall purchase or provide any financial assistance for the acquisition of shares in the Company other than Preference Shares.

General

D.1     The Preference Shares shall be transferable by instrument of transfer in any usual or common form or in any other form which may be approved by the Directors.

D.2     The provisions of the Articles relating to variation of share rights and to transfers and transmission of shares save for the first sentence in Article 24 of Table A shall apply to the Preference Shares.

D.3     The Company shall send to the holders of the Preference Shares a copy of every document sent by the Company to the holders of its Ordinary Shares at the same time as such document is sent to the holders of its Ordinary Shares.